EXHIBIT (11)

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

Basic earnings per common share of $0.44 for the year ended December 31, 2006 were calculated by dividing net income of $1.3 million for the period January 1, 2006 to December 31, 2006 by the weighted-average number of common shares outstanding of 2,916,628.